

December 31, 2013

Via Email
Gary J. Ortale
Chief Financial Officer
MidWestOne Financial Group, Inc.
102 South Clinton Street
Iowa City, IA 52240

      Re: MidWestOne Financial Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 7, 2013
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed October 31, 2013
              File No. 000-24630

Dear Mr. Ortale:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note 2. Investment Securities, page 85

1. We note that the Company has six collateralized debt obligations that are backed by trust preferred securities issued by banks, thrifts and insurance companies that had an original cost of $9.8 million when purchased, but have a book value of $2.4 million and $1.8 million as of

September 30, 2013 and December 31, 2012, respectively. Please provide the following information with regard to each of the noted periods for your collateralized debt obligations:

- Please present mortgage-backed securities and collateralized mortgage obligations separately in disclosures regarding investment securities in future filings as they appear to represent major security types as discussed in ASC 320-10-1B. You should include all the disclosure requirements for every major security type as detailed in ASC 320-10-2 and 3;
- Please tell us why the book value of these securities increased from $1.8 million at December 31, 2012 to $2.4 million at September 30, 2013;
- Please tell us the factors that you considered that supported an increase in fair value for these securities from $755 thousand at December 31, 2012 to $1.3 million at September 30, 2013 and tell us specifically how these factors affected your fair value calculations. In this regard, we note your disclosure appearing on page 30 regarding unobservable inputs, the related range of inputs and the weighted average used in your discounted cash flows analysis; and
- Given that the fair value of these collateralized debt obligations was less than book value at December 31, 2012 and September 30, 2013, please tell us why collateralized debt obligations were not included in securities with gross unrealized losses as required by ASC 320-10-50-6 through 7.

2. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your loss exposure. On this topic, we note your disclosure that: (1) the market for collateralized mortgage obligations was not active, (2) all of the securities are in mezzanine tranches and are currently rated less than investment grade by Moody's Investor Services, and (3) you have determined that not all contractual cash flows will be received on collateralized debt obligations back by trust preferred securities. Yet we note that you have determined there was no other-than-temporary impairment in the periods presented. Please provide us your other-than-temporary-impairment analysis which clearly identifies the key factors you considered in your conclusion. Refer to ASC 320-10-35-33.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Principles of Consolidation and Presentation, page 6

3. We note you discovered an error during the quarter ended June 30, 2013 related to other-than-temporary impairment on your portfolio of collateralized debt obligations and

determined that the error was immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following:

- Since you have indicated that the accounting treatment resulted in a correction of an error, and since you made downward adjustments of $212,000 to your net income for the 3- and 9-month periods ended September 30, 2012, address the reasons for not labeling the financial information as being restated within the 9/30/13 Form 10-Q;
- Further, address the reasons for not accounting for the correction of the error in accordance with ASC 250-10-50-7 to 9; and
- Provide us with your SAB 99 materiality analysis beginning with the initial time period which was impacted (on a quarterly basis), addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 if you any other questions.

Sincerely,

/s/ David S. Irving

David S. Irving
Staff Accountant